07028846

ZURICH®

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2007
WASH, D.C.
182

Your reference File No. 82-5089

Our reference SWM/jp

Date December 17, 2007

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
Susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- Zurich acquires DWS Vita SpA in Italy

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

Enclosure

46674-0708

News Release

ZURICH®

Zurich acquires DWS Vita SpA in Italy

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, December, [17], 2007 – Zurich Financial Services Group (Zurich) today announced that its subsidiary Zurich Investments Life SpA (Italy) has signed an agreement to acquire 100% of life insurer DWS Vita SpA. The seller is an Italian subsidiary of Deutsche Bank. The purchase price amounts to approximately USD 140 million. Subject to the approval of the relevant insurance regulatory and antitrust authorities, the transaction is expected to close in the first half of 2008.

DWS Vita SpA has technical reserves in excess of USD 1.4 billion and net written premiums in the first six month of 2007 totalling approximately USD 50 million. It mainly distributes its life insurance products through Finanza & Futuro Banca SpA ("Finanza & Futuro"), Deutsche Bank's network of financial advisors in Italy. The new Zurich entity will enter into a long-term agreement with Finanza & Futuro for the distribution of life insurance products. Through this transaction, Zurich and Deutsche Bank are strengthening their global partnership with an additional distribution channel in Italy. Zurich has been distributing its life insurance products through Deutsche Bank's branches in Italy for the past five years.

Paul van de Geijn, Zurich's CEO Global Life Insurance, said: "The acquisition of DWS Vita reinforces our strong global partnership with Deutsche Bank, and provides an additional successful distribution channel. We are happy to be able to strengthen our position in this important and fast growing Italian Life insurance market, and to secure access to the excellent Finanza & Futuro network of over 900 advisors."

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END